                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

November 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:	Harbor Acquisition Corporation Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 8 to Harbor's preliminary proxy statement and the revised text of the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of Harbor stockholders which Harbor now anticipates will be held on November 30, 2007, in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet"). Subject to approval by the Harbor stockholders, Harbor proposes to acquire Elmet in accordance with the Stock Purchase Agreement dated October 17, 2006, as amended (the "stock purchase agreement"), among Elmet, the stockholders of Elmet, and Harbor.

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the revised text of the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on October 18, 2007.

        Harbor responds as described below to each of the comments in the letter dated November 1, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

General

1.
We note your correspondence of October 30, 2007 and references to votes "in accordance with the majority of the IPO shares." Please revise to clarify if and how insiders' shares are taken into account when computing the anticipated majority vote of the "IPO shares."

        RESPONSE: Pages 11, 39-40, and 56-58, now include the riders which were filed as correspondence with the letter dated October 30, 2007 from John Chambliss of this firm. The last paragraph on page 11, the first full paragraph on page 40, and the fourth full paragraph on page 57 have been further revised to clarify that any Harbor shares (whether acquired before its IPO or as "purchased IPO shares" as described on those pages) will not be taken into account when computing the majority vote by the public holders of the IPO shares.

ONE BOSTON PLACE · BOSTON · MA 02108
617-367-2500 · fax 617-523-6215
www.davismalm.com

General

2.
We note your response to comments one through three from our letter dated October 12, 2007. Please revise to state whether you may in the future require any conversion procedures other than those described in the proxy statement.

        RESPONSE: The first paragraph in the response to the question "How do I exercise conversion rights" on page 12, and the first full paragraph on page 55, have been revised to state that Harbor will not in the future require any conversion procedures other than those described in the proxy statement.

Base Salary, page [146]
Annual Cash Incentive Bonuses, page [147]

3.
We note your revised disclosure in response to comment 14 from our letter dated October 12, 2007. Please disclose whether the actual thresholds that were used to award Messrs. Jensen, Miller, Bennett, and Jordan the maximum bonus awards based on 2006 EBITDA were higher than those achieved in 2005. We note that, while you now disclose adjusted EBITDA to be 17.0 million for the period ending December 31, 2006, you disclosed adjusted EBITDA to be only 16.6 million as of December 31, 2005 in the initial filing of your proxy statement.

  Additionally, please revise your disclosure to specifically address how the company arrived at the amounts awarded to, earned by, or paid to each of the named executive officers. Address how the results for each of the noted compensation performance elements support the base and incentive compensation awarded to each executive officer.

  When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the annual cash incentive compensation. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved, or underachieved for each named executive officer, and how the performance results for each clement support the compensation.

        RESPONSE: Additional and clarified disclosure has been added in various parts of the discussion of the compensation paid to Elmet's management team beginning on page 145. As described below, most of this disclosure has been added or clarified in response to Comment No. 3 of the Commission's letter of November 1, 2007. In addition, certain of the disclosure has been revised to correct the 2006 bonus numbers within the compensation analysis text at page 148, as well as in the summary compensation table, as amounts from a prior period were included in the compensation disclosure and summary compensation table and the text and table have been revised to correct this error.

        As requested, additional disclosure has been added to page 148 in several places to indicate that the 2006 EBITDA performance thresholds, which were based on Elmet's internally budgeted EBITDA for 2006, were greater than the 2005 EBITDA performance thresholds for the payment of bonuses but less than 2005's actual EBITDA. Disclosure has also been added to page 148 to clarify that only Mr. Jensen's maximum bonus amount was linked exclusively to achievement of an EBITDA performance threshold. The existing disclosure on page 148 indicated that Mr. Miller's bonus was calculated based upon Elmet's EBITDA and was equal to (i) 10% of his base salary in the event Elmet achieved its budgeted EBITDA, plus (ii) an additional amount equal to one percent of his annual base salary for each percentage point that Elmet's actual EBITDA exceeded its budgeted EBITDA.

Disclosure has been added to indicate that, as such, theoretically Mr. Miller's bonus did not have a maximum amount. In addition, disclosure has been clarified on pages 148 and 149 to indicate that Messrs. Bennett's and Jordan's bonuses had a component that was based upon company-wide financial performance measures, including EBITDA, as well as a formulaic component that was similar to Mr. Miller's bonus.

        As requested, disclosure has been added to pages 146 through 149 to specifically address how and why Elmet determined the base and incentive compensation payable to its management team, including the factors that went into these determinations. The disclosure with respect to base salary is intended to clarify precisely how the base salary payable to each of the members of Elmet's management team was determined. Elmet's compensation committee did not set base salary amounts with reference to performance measures and Elmet does not view base salary to have a significant performance component. The process for determining base salary, which is described in detail, was quite simple for each member of Elmet's management team and did not involve any complexity or any further important factor or consideration. For Mr. Jensen, the compensation committee considered what Elmet was contractually obligated to pay Mr. Jensen, what the raises awarded to Mr. Jensen since he entered into his employment agreement had been, thus arriving at Mr. Jensen's current base salary, and whether, in their view, his current base salary, together with a cost of living increase, was an appropriate amount to compensate Mr. Jensen. The same analysis held true for Mr. Miller, except that Mr. Miller did not have an employment agreement to consider, but rather a base salary that was agreed upon when he joined Elmet in 2004. In addition, Elmet paid Mr. Van Alstine a base salary based upon what was agreed in 2006 when he was hired. In other words, Elmet set his base salary at the amount that was required to get Mr. Van Alstine to join Elmet, balanced by Elmet's internal business considerations. Finally, the compensation committee, based upon Mr. Jensen's recommendations, significantly increased both Mr. Bennett's and Mr. Jordan's base salaries for 2007. Prior to that, the same process had been followed for Messrs. Bennett and Jordan as had been followed for Mr. Miller. The disclosure, which has been further clarified on page 147, provides the details with respect to the significant increases for Messrs. Bennett's and Jordan's base salaries for 2007.

        As requested, Elmet has added additional disclosure in numerous areas on pages 148 and 149 with respect to the annual incentive compensation payable to its management team. For example, disclosure has been added with respect to bonuses, or portions thereof, that are based in whole or in part on 2006 EBITDA to make it clear that the performance thresholds for 2006 were greater than those for 2005 but less than 2005 actual EBITDA. The 2006 performance thresholds were directly linked to Elmet's internally budgeted 2006 EBITDA. Additional disclosure on pages 148 and 149 has also been added to disclose how the cash bonuses were calculated and how these compensation determinations fit into Elmet's overall compensation objectives and policies.

        Elmet has indicated to Harbor that there were no other material analyses or considerations with respect to base salaries and annual incentive compensation. Further, Elmet does not employ any long-term incentive plans or equity ownership plans or awards. As such, Elmet believes that the disclosure, as revised, depicts an appropriate analysis of Elmet's compensation of its management team as a private company.

Additional Statement

        Harbor has attached, in letter form, a statement acknowledging the following:

  •
  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned should you have any questions or requests for additional information with respect to this filing. My direct fax number is 617-305-3102. Thank you for your assistance.

Sincerely,
/s/ Andrew D. Myers
Andrew D. Myers
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
John D. Chambliss, Esq.

November 2, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:
Harbor Acquisition Corporation
Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A
File No. 001-32688

Ladies and Gentlemen:

        Reference is made to the filing by Harbor Acquisition Corporation (the "Company") of its Preliminary Proxy Statement on Schedule 14A, and to the anticipated filing of the Definitive Proxy Statement by the Company.

        The Company acknowledges that:

    •
    the Company is responsible for the adequacy and accuracy of the disclosure in the filing

    •
    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

    •
    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company appreciates the staff's assistance during its review process.

Very truly yours,
HARBOR ACQUISITION CORPORATION
By:	/s/ DAVID A.R. DULLUM David A.R. Dullum, President